Exhibit 99.1

Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

February 6, 2012

Eksportfinans profit warning financial statements 2011

Following the downgrading of Eksportfinans’ debt by Moody’s to Ba1 and by Standard &Poor’s to BBB+ in November 2011, the fair value of the Company’s debt instruments is significantly reduced. As a result the valuation of Eksportfinans debt instruments carried at fair value as of December 31, 2011 will be significantly reduced compared to September 30, 2011. The Company currently estimates that the reduction in fair value of its debt instruments will be approximately NOK 40 billion before tax. As a result, in accordance with IFRS, the Company will therefore record an unrealized gain on financial instruments of approximately NOK 40 billion through its Profit & Loss statement. The Company’s capital ratios will not be affected in any material way by this unrealized gain.

Eksportfinans’ core earnings, which are defined as Net profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement (PHA), will not be affected by this fair value change and related unrealized gain.

For further information, please contact:

President and CEO Gisèle Marchand

Tel: +47 41 51 74 89

E-mail: gma@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen

Tel: +47 22 01 23 05 / +47 900 92 326

E-mail: goo@eksportfinans.no

EVP Director of Staff/ Head of Communications Elise Lindbæk

Tel: + 47 22 01 22 64 / +47 905 18 250

E-mail: el@eksportfinans.no